UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD/A

SPECIALIZED DISCLOSURE REPORT

(Amendment No. 1)

Williams-Sonoma, Inc.

(Exact name of the registrant as specified in its charter)

Delaware	001-14077	94-2203880
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

3250 Van Ness Avenue, San Francisco, California	94109
(Address of principle executive offices)	(Zip code)

David R. King (415) 421-7900

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Explanatory Note

This Amendment No. 1 on Form SD/A to the Specialized Disclosure Report on Form SD of Williams-Sonoma, Inc. for the reporting period from January 1 to December 31, 2013, which was filed with the Securities and Exchange Commission on June 2, 2014 (the “Original SD Report”), is being filed solely for the purposes of amending and restating the chart of smelters included in the Conflict Minerals Report filed as an exhibit to the Original SD Report in its entirety. The chart of smelters has been amended to remove the Central Bank of the DPR of Korea from the list of smelters. Based on additional information provided by the Company’s suppliers, the Company does not believe this smelter was used to process any necessary conflict minerals in In-Scope Products.

Section 1 — Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Williams-Sonoma, Inc. and its concepts are retailers of high-quality consumer products for the kitchen and home, including kitchen essentials, dinnerware, cookware, electrics, cutlery, furniture, bedding, bathroom accessories, lighting, decorative accessories, rugs, curtains, gifts, hardware, small leather goods, jewelry, and home décor.

Conflict Minerals Disclosure

A copy of the Conflict Minerals Report filed for the calendar year ended December 31, 2013 is publicly available electronically at http://www.williams-sonomainc.com/investors/sec-filings.html.

Item 1.02	Exhibit

The Conflict Minerals Report for the calendar year ended December 31, 2013 is filed as Exhibit 1.02 hereto.

Section 2 — Exhibits

Item 2.01	Exhibits

Exhibit 1.02                Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

WILLIAMS-SONOMA, INC.

Date: June 26, 2014	By:	/s/ Julie P. Whalen
Julie P. Whalen
Chief Financial Officer